

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Nicholas Vita
Chief Executive Officer
Columbia Care Inc.
680 Fifth Ave., 24th Floor
New York, NY 10019

      Re: Columbia Care Inc.
          Amendment No. 1 to Form 10-12G
          Filed January 28, 2022
          File No. 000-56294

Dear Mr. Vita:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed January 28, 2022

Product Selection and Offerings, page 27

1.   We note your response to our prior comment 1 and your revisions on page 27. Please provide support for your statement that your product was designed to provide a slow-release, long-lasting effect as compared to other delivery methods available at the time.

Non-GAAP Measures, page 147

2.   In your revised disclosure you indicate that "gross margin" is a non-GAAP measure which does not appear accurate. Please revise your disclosure here and on page 25, or clarify why you believe this is true.

Item 6. Executive Compensation, page 165

3.   Please update to provide executive compensation disclosure for the fiscal year ended December 31, 2021. See Item 402(m) of Regulation S-K.

Columbia Care, Inc., Tgs And Green Leaf Acquisitions
Introduction To Unaudited Pro Forma Condensed Combined Statements Of Operations, page F-177

4.   Please revise your introductory narrative provide disclosure identifying the additional periods included for both Green Leaf and TGS Global.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Guttman